February 5, 2015

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Gowetski, Senior Counsel

Re:    NorthStar/RXR New York Metro Income, Inc.
Registration Statement on Form S-11
Filed November 26, 2014
File No. 333-200617

Dear Ms. Gowetski:
On behalf of NorthStar/RXR New York Metro Income, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement).
Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Ronald J. Lieberman, Esq. of the Company, dated December 23, 2014 (the “Comment Letter”), relating to the Registration Statement filed with the Commission on November 26, 2014. This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.
For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as filed with the Commission. All page numbers referenced in this response letter refer to the page numbers in the enclosed marked copies of Amendment No. 1.
Estimated Use of Proceeds, page 67

1.	We refer to your note (2) to your table on page 67. Please tell us how you determined that acquisition fees would be $48,330,000 for real estate and $5,370,000 for debt and security investments.
Response:
In response to the Staff’s comment, the Company has corrected the numbers in footnote (2) to the table on page 69 of Amendment No. 1 referencing estimated acquisition fees for real estate investments and debt and securities investments assuming the Company raises the maximum offering amount and the Company’s financing is equal to 50% of the cost of investments.

Ms. Jennifer Gowetski
February 5, 2015

Prior Performance, page 150

2.
We note your responses to comments 4 and 7 of our letter dated July 17, 2014. We continue to believe that a subset of returns on certain investments may not be appropriate in your prior performance disclosure. In this regard, please tell us how you determined that returns on certain subsets of your investments provide investors with a balanced and complete overview of your prior performance. We may have further comment.

Response:
The Company has deleted all references to current return on equity in the section titled “Prior Performance Summary” beginning on page 132 of Amendment No. 1 in response to the Staff’s comment.  In addition, the Company has added disclosure and provided cross references to Table III, “Operating Results of Prior Programs,” as appropriate on pages 134, 138, 139 and 145 of Amendment No. 1.

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If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.
Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Ronald J. Lieberman, Esq., NorthStar/RXR New York Metro Income, Inc.
Mr. Brett Klein, NorthStar/RXR New York Metro Income, Inc.
Judith D. Fryer Esq., Greenberg Traurig, LLP